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For more information, contact:
Chile: Andres Saiz Kafack, 56-2-246-2361
USA: Terri Vogt, (314) 577-7750

FOR IMMEDIATE RELEASE

HEINEKEN PURCHASE OF CCU
REQUIRES TENDER OFFER, SAYS ANHEUSER-BUSCH

Change of Control Requires Equal Treatment for all Shareholders;
Minority Shareholders Entitled to Sell Stock at Same Premium to Market

     SANTIAGO, Chile (Feb. 25, 2003) — American brewer Anheuser-Busch, a 20 percent shareholder in Chilean brewer Compañía de Cervecerías Unidas (CCU), has asked the Chilean securities regulators to evaluate Heineken’s pending purchase of an indirect interest in CCU, which results in a change of control of CCU under Chilean law.

     CCU is 62 percent owned and controlled by Chilean company Inversiones y Rentas S.A., which is owned 50 percent by the German-held Schörghuber Group and 50 percent by Quiñenco S.A. The Schörghuber Group has agreed to sell its stake to Dutch brewer Heineken. Anheuser-Busch holds a 20 percent stake in CCU. The remaining 18 percent of CCU is publicly held. The transaction between Schörghuber and Heineken would represent a change in control.

     Chilean security regulations assure equal treatment of all shareholders in a change of control, entitling minority shareholders the right to sell their stock at the same price paid to majority shareholders.

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CCU — Tender Offer

     In the case of CCU, the Schörghuber Group has agreed to sell its interest to Heineken at a premium to the current market value of CCU’s stock. Such a transaction excludes minority shareholders, unfairly depriving them of the right to sell their stock at a premium to the market.

     “We have asked the regulators in Chile to review the proposed transaction to assure minority and public shareholder rights are protected, as intended under the Chilean tender law,” said Stephen J. Burrows, president and chief executive officer of Anheuser-Busch International, Inc.

     Anheuser-Busch is the largest brewer in the United States and the world. In addition to its investment in CCU, it has beer sales in more than 80 countries.

     Anheuser-Busch sold 109.8 million barrels (128.8 million hectoliters) of beer worldwide in 2002. Anheuser-Busch holds an 11 percent share of the world beer market.

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